[redacted]

14041888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48587

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

KUN-LUN DEVELOPMENT CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

435 Kingston Drive
(No. and Street)

Danville (City) California (State) 94506 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gilbert Kuo - President (510) 661-0260
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 [illegible] 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KUN-LUN DEVELOPMENT CORPORATION
(SEC I.D. No. 8-48587)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

OATH OR AFFIRMATION

I, Gilbert Kuo - President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Kun-Lun Development Corporation, (Company), as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Gilbert Kuo

Gilbert Kuo - President

Sworn and subscribed to before me this 10th day of February, 2014.

This report contains (check all applicable boxes):

			Page
		Independent Certified Public Accountants' Report.	1-2
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	3
(x)	(c)	Statement of Operations.	4
(x)	(d)	Statement of Cash Flows.	5
(x)	(e)	Statement of Changes in Stockholder's Equity.	6
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	7-11
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	12
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	13–14

California

All- Purpose Acknowledgment

State of California
County OF Alameda }

On 2/10/14 before me, Leslie Diane Merritt , The notary public, personally

appeared Gilbert Kuo

personally known to me to be the person(~~s~~) whose name (~~s~~) is/~~are~~ subscribed to me within instrument and acknowledged to me that he/s~~he~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity(~~ies~~), and that by his/~~her~~/~~their~~ signature(~~s~~) on the instrument the person(~~s~~),or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certified under *PENALTY OF PREJURY* under the law of the state of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Leslie Merritt
Signature of Notary Public

JAS1
LESLIE DIANE MERRITT
COMM. # 2051790
NOTARY PUBLIC • CALIFORNIA
ALAMEDA COUNTY
My Commission Expires
Dec. 14, 2017
JAS1

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Kun-Lun Development Corporation

Report on the Financial Statements
We have audited the accompanying financial statements of Kun-Lun Development Corporation, (the Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness

of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kun-Lun Development Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on page 12 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 12 is fairly stated in all material respects in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 8, 2014

KUN-LUN DEVELOPMENT CORPORATION
BALANCE SHEET
DECEMBER 31, 2013

ASSETS		
Cash	$	3,929
Deposit at clearing broker		53,326
Securities owned, at fair value		401,871
Receivables		62
Prepaid expense		540
Furniture & office equipment, net		6,997
Total Assets	$	466,725
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$	3,869
Payable to clearing broker		134,321
Loan payable		6,313
Deferred tax liabilities		63,341
Total Liabilities		207,844
Contingencies		-
Stockholder's Equity:		
Common stock - no par value 50,000,000 shares authorized, 6,300,000 shares issued and outstanding		600,000
Accumulated (deficit)		(436,130)
Accumulated other comprehensive income		95,011
Total Stockholder's Equity		258,881
Total Liabilities and Stockholder's Equity	$	466,725

See Independent Accountants' Report and Accompanying Notes

KUN-LUN DEVELOPMENT CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:	
Commissions	$ 12,339
Interest and dividend income	10,720
Other income	9,664
Realized gain on securites sold	56,355
Total revenues	89,078
Costs and Expenses:	
Insurance	22,245
Professional	5,600
Commission	8,000
Travel & entertainment	4,472
Computer	6,207
Clearing	2,560
Interest	2,625
Telephone	4,425
Automobile	1,486
Regulatory	2,701
Office	1,054
Taxes	800
Depreciation	5,234
Total costs and expenses	67,409
Net income	21,669
Other comprehensive income:	
Unrealized gain on securities	47,263
Deferred income taxes	(18,905)
Total other comprehensive income:	28,358
Total comprehensive income	$ 50,027

See Independent Accountants' Report and Accompanying Notes

KUN-LUN DEVELOPMENT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash Flows From Operating Activities:		
Net income	$	21,669
Adjustment to reconcile net income to		
net cash provided by operating activities:		
Depreciation		5,234
Total comprehensive income		28,358
Changes in operating assets and liabilities:		
Decrease in receivables		214
Increase in accounts payable		112
Increase in payable to clearing broker		50,398
(Decrease) in loan payable		(4,910)
Increase in deferred tax liability		18,905
Net cash provided by operating activities		119,980
Cash flows from investing activities:		
Purchase of furniture and equipment		(736)
Cost of securities purchased		(116,351)
Net cash (used) by investing activities		(117,087)
Cash flows from financing activities:		-
Net increase in cash		2,893
Cash at beginning of year		1,036
Cash at end of year	$	3,929

See Independent Accountants' Report and Accompanying Notes

KUN-LUN DEVELOPMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Accumulated (deficit)	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balances, January 1, 2013	$ 600,000	$ (457,799)	66,654	$ 208,854
Net income	-	21,669	-	21,669
Other comprehensive income:	-	-	28,358	28,358
Balances, December 31, 2013	$ 600,000	$ (436,130)	95,011	$ 258,881

See Independent Accountants' Report and Accompanying Notes

KUN-LUN DEVELOPMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

1. ORGANIZATION AND NATURE OF BUSINESS

Kun-Lun Development Corporation (the "Company") is a California company formed in 1995 as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Securities transactions are cleared through Southwest Securities, Inc. on a fully disclosed basis. The Company has adopted December 31 as its year end.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to agreements between the Company and Southwest Securities Inc. (SSI), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by SSI.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash
Cash consists of demand deposits with a commercial bank which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Comprehensive Income
The Company complies with FASB ASC 220-10-45-3 and 45-5 (formerly SFAS No. 130. Reporting Comprehensive Income, Paragraphs 9 and 14) which requires comprehensive income to be reported when a company presents a full set of financial statements that report financial position, results of operations, and cash flows. Comprehensive income refers to net income plus other comprehensive income that are reported as separate components of stockholder's equity. The Company complies with the rules for the reporting and disclosure of comprehensive income (loss) in the unrealized gain (loss) to be included in other comprehensive income (loss).

Investments Available for Sale
Investments available for sale consist of equity securities not classified as trading securities of as held-to-maturity securities and not mortgage-backed securities. Unrealized holding gains and losses, net of tax, on investments available for sale are reported as a net amount as a separate component of stockholders' equity as comprehensive income, until realized. At December 31, 2013 the fair value of investments available for sale amounted to $401,871.

Revenue Recognition

The Company's financial statements are prepared using the accrual method of accounting.

Commission revenue and related expenses arising from securities transactions are recorded on a settlement-date basis. Revenue and expenses recognized on a settlement-date basis are not materially different from a trade-date basis.

Clearing Deposit

Under the Company's clearing agreement, a good faith deposit of $50,000 is required to be held with the clearing broker. The Company clears its transactions through Southwest Securities; there is $53,326 clearing deposit at December 31, 2013.

Property, plant, and equipment

The Company owns office furniture, computer systems, and a BMW vehicle, recorded at cost, net of accumulated depreciation. Depreciation is computed under the straight-line method over their estimated useful lives of 5 to 7 years. Total accumulated depreciation at December 31, 2013 was $119,460.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes as proscribed by FASB ASC 740-10-1 through 25, (formerly SFAS No. 109) , "Accounting for Income Taxes". Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, losses and tax credit carry-forwards.

The Company's accounting policy for valuating uncertain tax positions during the financial statement periods is based on the recognition and disclosure contingencies under FASB ASC 420-10-1 (formerly SFAS No. 5, "Accounting for Contingencies").

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2013, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Securities Valuation and Fair Value Measurements
The Company utilizes various methods to measure the fair value of its investments on a recurring basis. GAAP establishes a hierarchy that prioritizes the inputs to valuation methods. The three levels of input are:

Level 1
Unadjusted quoted prices in active markets that the Company has the ability to access for identical assets or liabilities.

Level 2
Observable inputs other than quoted prices included in Level 1. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar (but not identical) instruments, and similar data.

Level 3
Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about what a market participant would use in valuing the asset or liability, based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to that security. To the extend the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Transfers between levels are recognized at the end of the reporting period.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis are as follows:

Equity Securities (Common Stock and Exchange Traded Funds)

Investments in securities and securities sold short that are listed on national exchanges are valued at the last sales price on the last business day of the year on the exchange that constitutes its principal market. Investments in securities and securities sold short that are traded over the counter are valued at the last sales price on the last business day of the year. Investments in securities and securities sold short for which no sale occurred on the last business day of the year are valued at the mean of the high bid and low asked prices. To the

extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Common stock for which quotations are not readily available are valued at fair value as determined in good faith by the Company and are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments (Options)

Listed derivatives that are actively traded are valued based on quoted prices from the exchange are categorized in Level 1 of the fair value hierarchy.

The following table summarizes the inputs used to value the Company's investments in securities measured at fair value as of December 31, 2013:

Description	Level 1	Level 2	Level 3	Total
Common Stocks	$401,871	0	0	$401,871

Securities sold short are measured at fair value using Level 1 inputs.
Gains and losses (realized and unrealized), if any, are included in the net realized gain on investments in securities, net realized loss on securities sold short, and net change in unrealized depreciation of investments in securities and securities sold short in the statement of operations.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 the Company had net capital of $194,240, which was $94,240 in excess of the FINRA minimum capital requirement.

4. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation. The Company seeks to control off-balance-sheet credit risk by monitoring its customers' transactions and reviewing information it receives from its clearing broker on a daily basis.

5. PAYABLE TO CLEARING BROKER

The payable to the clearing broker of $134,321 is for margin loans collateralized by securities owned.

6. INSTALLMENT LOANS

On March 17, 2010, the Company purchased a 2007 BMW 328i coupe for $24,111. The purchase was financed at an interest rate of 2.50%. Principal and interest are to be paid in 60 monthly installments of $427.91. The loan is scheduled to be satisfied on March 17, 2015.

7. RELATED PARTIES

Gilbert Kuo, president and shareholder of Kun-Lun Development Corporation, received commissions of $8,000 for the year ending December 31, 2013.

8. RISK CONCENTRATION

At December 31, 2013, securities owned at fair value include 10,000 shares of Intel Corporation common stock (valued at $259,550).

9. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 8, 2014, which is the date the financial statements were available to be issued.

KUN-LUN DEVELOPMENT CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

NET CAPITAL:	
Total stockholder's equity	$ 258,881
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expense	(540)
Property and equipment, net	(6,997)
Other additions:	
Deferred taxes related to unrealized gains included in net capital	39,106
Net capital before haircuts on securities positions	290,450
Haircuts on securities positions	(60,281)
Undue concentration	(35,929)
Net Capital	$ 194,240
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 10,182
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 679
Minimum net capital required	$ 100,000
Excess net capital	$ 94,240
Net capital less greater of 10% of total AI or 120% of minimum net capital	$ 74,240
Percentage of aggregate indebtedness to net capital is	5%

The difference between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2013 is attributable to the following:

Net capital per focus report	$ 192,276
Undue concentration	1,964
Net capital per audited report	$ 194,240

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g) (1)

To the Board of Directors of
Kun-Lun Development Corporation

In planning and performing our audit of the financial statements and supplementary information of Kun-Lun Development Corporation (the "Company") for the year ended December 31, 2013, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 8, 2014